UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Wins Finance Holdings Inc.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G97223104

(CUSIP Number)

Renui Mu
1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC
+86 (10) 8225-5118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Renhui Mu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,620,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of 1,620,000 shares owned by Cosmic Expert Ltd.

CUSIP No. G97223104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Cosmic Expert Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,620,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,620,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G97223104	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $.0001 per share (“Ordinary Shares”), of Wins Finance Holdings Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is 7 Times Square, 37th Floor, New York NY 10036.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Renui Mu and Cosmic Expert Ltd.

(b) Mr. Mu’s business address is c/o 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC. Cosmic Expert Ltd.’s business address is Room 106, 1st Floor, Tern Centre Tower 2, 251 Queen's Road Central, Hong Kong..

(c) Mr. Mu is the Co-Chief Executive Officer of the Company. Cosmic Expert Ltd. is in the business of investments.

(d) During the past five years none of Mr. Mu and Cosmic Expert Ltd. has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years none of Mr. Mu and Cosmic Expert Ltd. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mu is a citizen of the People’s Republic of China. Cosmic Expert Ltd. is a British Virgin Islands company.

Item 3. Source and Amount of Funds and Other Consideration.

On October 16, 2015, Cosmic Expert Ltd. acquired 2,520,000 Ordinary Shares in exchange for shares of Wins Finance Group Ltd. owned by it.

On December 30, 2015, Cosmic Expert sold 900,000 Ordinary Shares in a privately negotiated transaction at a price of $11.93 per share.

Item 4. Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in for investment purposes. The reporting persons may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, and other than pursuant to Mr. Mu’s activities as a director and Co-Chief Executive Officer of the Company, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

CUSIP No. G97223104	13D	Page 5 of 7 Pages

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Mu is the beneficial owner of 1,620,000 Ordinary Shares, or approximately 7.5% of the Company’s outstanding Ordinary Shares. Such amount consists of 1,620,000 shares owned by owned by Cosmic Expert Ltd.

Cosmic Expert Ltd. is the beneficial owner of 1,620,000 Ordinary Shares, or approximately 7.5% of the Company’s outstanding Ordinary Shares.

(b) Mr. Mu has sole voting and dispositive power over the Ordinary Shares beneficially owned by him. Cosmic Expert Ltd. has sole voting and dispositive power over the Ordinary Shares beneficially owned by it.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

On October 16, 2015, Cosmic Expert entered into a lock-up agreement with the Company pursuant to which Cosmic Expert agreed, subject to certain limited exceptions, not to transfer any of the Ordinary Shares issued to it in connection with the transaction between the Company and Wins Finance Group Ltd. until October 19, 2016.

Item 7. Materials to be Filed as Exhibits.

1. Lock up Agreement dated October 16, 2015 between the Company and Cosmic Expert Ltd.

2. Joint Filing Agreement, dated as of March 4, 2016 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

CUSIP No. G97223104	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2016

/s/ Renhui Mu
Renhui Mu

COSMIC EXPERT LTD.

By:	/s/ Junfeng Zhao
Name:	Junfeng Zhao
Title:	Director

CUSIP No. G97223104	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Wins Finance Holdings Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this fourth day of March, 2016.

/s/ Renhui Mu
Renhui Mu

COSMIC EXPERT LTD.

By:	/s/ Junfeng Zhao
Name:	Junfeng Zhao
Title:	Director